FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of July, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement on increase of power generation within China for the first half year of 2011 by Huaneng Power International, Inc.  (the “Registrant”) , made by the Registrant on July 13, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION WITHIN CHINA INCREASES 28.25%
FOR THE FIRST HALF YEAR OF 2011

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the ÒCompanyÓ) announces its power generation for the first half year of 2011.

According to the Company’s preliminary statistics, as of 30 June 2011, the Company’s total power generation within China on consolidated basis amounted to 152.404 billion kWh, representing an increase of 28.25% over the same period last year. Accumulated electricity sold amounted to 143.718 billion kWh, representing an increase of 28.30% over the same period last year.

The increase in power generation of the Company was mainly attributable to the following reasons:

1.
grasping the growth trend of the national economy in 2011 and the favourable conditions for substantial increase in the national electricity demand, the Company had expanded various marketing channels and increased power generation; and

2.
Various new generating units of the Company had commenced operation since the second half year of 2010 and the completion of the acquisition of Diandong Energy Company and Zhanhua Co-generation by the Company, thereby increasing the market share.

The power generation and electricity sold by each of the Company’s domestic power plants for the first half year of 2011 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first half of 2011	Power generation for the first half of 2010	Change	Electricity sold for the first half of 2011	Electricity sold for the first half of 2010	Change

Liaoning Province
Dalian	3.313	4.160	-20.36%	3.147	3.968	-20.69%
Dandong	1.630	1.927	-15.41%	1.554	1.835	-15.31%
Yingkou	4.031	4.918	-18.04%	3.780	4.624	-18.25%
Yingkou Co-generation	1.669	1.811	-7.84%	1.556	1.684	-7.60%

Inner Mongolia
Huade Wind Power	0.072	0.074	-2.70%	0.071	0.073	-2.74%

Hebei Province
Shang’an	7.481	6.564	13.97%	7.051	6.174	14.20%
Kangbao Wind Power	0.00029	—	—	—	—	—

Gansu Province
Pingliang	6.527	4.017	62.48%	6.187	3.804	62.64%

Beijing
Beijing Co-generation	2.263	2.312	-2.12%	1.990	2.033	-2.12%

Tianjin
Yangliuqing Co-generation	3.167	3.045	4.01%	2.962	2.832	4.59%

Shanxi Province
Yushe	2.137	2.490	-14.18%	1.974	2.300	-14.17%

Shandong Province
Dezhou	7.743	7.610	1.75%	7.294	7.179	1.60%
Jining	2.531	2.495	1.44%	2.357	2.313	1.90%
Xindian	1.678	1.645	2.01%	1.573	1.548	1.61%
Weihai	5.121	1.903	169.10%	4.872	1.791	172.03%
Rizhao Phase II	4.174	3.771	10.69%	3.953	3.585	10.26%

Domestic Power Plant	Power generation for the first half of 2011	Power generation for the first half of 2010	Change	Electricity sold for the first half of 2011	Electricity sold for the first half of 2010	Change

Zhanhua Co-generation*	0.859	0.976	-11.99%	0.786	—	—

Henan Province
Qinbei	7.668	6.673	14.91%	7.240	6.312	14.70%

Jiangsu Province
Nantong	4.738	4.057	16.79%	4.527	3.881	16.65%
Nanjing	1.981	1.796	10.30%	1.870	1.695	10.32%
Taicang	5.695	5.849	-2.63%	5.389	5.508	-2.16%
Huaiyin	3.582	3.981	-10.02%	3.372	3.749	-10.06%
Jinling (Combined-cycle)	1.443	0.941	53.35%	1.408	0.919	53.21%
Jinling (Coal-fired)	5.652	3.297	71.43%	5.380	3.135	71.61%
Qidong Wind Power	0.141	0.114	23.68%	0.137	0.112	22.32%

Shanghai
Shidongkou First	3.749	3.720	0.78%	3.528	3.504	0.68%
Shidongkou Second	3.987	3.041	31.11%	3.835	2.922	31.25%
Shanghai Combined-cycle	0.717	0.533	34.52%	0.699	0.520	34.42%
Shidongkou Power	3.290	—	—	3.111	—	—

Chongqing
Luohuang	8.287	6.301	31.52%	7.695	5.800	32.67%

Zhejiang Province
Yuhuan	13.099	10.338	26.71%	12.487	9.851	26.76%

Hunan province
Yueyang	4.711	2.697	74.68%	4.428	2.509	76.48%

Jiangxi Province
Jinggangshan	4.722	3.772	25.19%	4.494	3.593	25.08%

Fujian Province

Domestic Power Plant	Power generation for the first half of 2011	Power generation for the first half of 2010	Change	Electricity sold for the first half of 2011	Electricity sold for the first half of 2010	Change

Fuzhou	6.015	2.844	111.50%	5.714	2.707	111.08%

Guangdong Province
Shantou Coal-fired	3.300	3.649	-9.56%	3.091	3.413	-9.43%
Haimen	5.567	5.625	-1.03%	5.312	5.344	-0.60%

Yunnan Province
Diandong Energy*	6.296	7.454	-15.54%	5.805	—	—
Yuwang Energy*	3.368	3.567	-5.58%	3.089	—	—

Total	152.404	118.836	28.25%	143.718	112.014	28.30%

*
The figures representing the power generation of Shandong Zhanhua Co-generation, Yunnan Diandong Energy and Yuwang Energy for the first half year of 2010 were for information only. These figures had not been included in the total figures for the Company’s power generation in the first half year of 2010.

The accumulated power generation of Tuas Power Limited in Singapore for the first half year of 2011 accounted for a market share of 26.7% in Singapore, representing an increase of 2.2 percentage points as compared to 24.5% of the same period last year.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)

Beijing, the PRC
13 July 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    July 13, 2011